UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2017
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 13, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Unaudited Interim Condensed Consolidated Financial Statements	8 to 21

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Revenue	243,444	206,559	660,722	598,892
Cost of sales	192,575	161,705	513,339	461,140
Gross profit	50,869	44,854	147,383	137,752
Selling, general and administrative expenses	18,776	27,338	73,466	77,004
Research expenses	3,091	2,287	8,713	7,563
	21,867	29,625	82,179	84,567
Operating profit before manufacturing facility closures, restructuring and other related charges	29,002	15,229	65,204	53,185
Manufacturing facility closures, restructuring and other related charges (Note 4)	216	6,329	893	10,152

Operating profit	28,786	8,900	64,311	43,033

Finance costs (Note 3)
Interest	2,290	1,158	4,721	3,162
Other expense, net	593	270	1,294	590
	2,883	1,428	6,015	3,752

Earnings before income tax expense	25,903	7,472	58,296	39,281

Income tax expense (Note 5)
Current	2,253	30	7,699	5,303
Deferred	4,378	1,192	7,819	4,540
	6,631	1,222	15,518	9,843

Net earnings	19,272	6,250	42,778	29,438

Net earnings (loss) attributable to:
Company shareholders	19,244	6,250	42,905	29,438
Non-controlling interests	28	—	(127)	—
	19,272	6,250	42,778	29,438
Earnings per share attributable to Company shareholders (Note 9)
Basic	0.33	0.11	0.73	0.50
Diluted	0.32	0.10	0.72	0.49
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Net earnings	19,272	6,250	42,778	29,438
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1)	613	388	886	(625)
Change in cumulative translation adjustments	1,718	(235)	6,630	3,846
Items that will be subsequently reclassified to net earnings	2,331	153	7,516	3,221
Comprehensive income for the period	21,603	6,403	50,294	32,659

Comprehensive income (loss) for the period attributable to:
Company shareholders	21,644	6,403	50,167	32,659
Non-controlling interests	(41)	—	127	—
	21,603	6,403	50,294	32,659

(1)
Presented net of deferred income tax expense (benefit) of ($39) and $128 for the three and nine months ended September 30, 2017, respectively, and $237 and $(384) for the three and nine months ended September 30, 2016, respectively. Refer to Note 11 for additional information on the Company’s cash flow hedges.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2016
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Equity attributable to Company shareholders	Non-controlling interest
	Capital stock		Contributed Surplus							Total
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728
Transactions with owners
Exercise of stock options (Note 9)	125,000	822						822		822
Change in excess tax benefit on exercised share-based awards		195	(195)					—		—
Change in excess tax benefit on outstanding share-based awards			2,773					2,773		2,773
Share-based compensation (Note 9)			4,119					4,119		4,119
Share-based compensation expense credited to capital on options exercised (Note 9)		259	(259)					—		—
Repurchases of common shares (Note 9)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 9)							(23,424)	(23,424)		(23,424)
	(22,200)	414	6,438				(24,259)	(17,407)		(17,407)
Net earnings							29,438	29,438		29,438
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax benefit of $384) (Note 11)					(625)	(625)		(625)		(625)
Change in cumulative translation adjustments				3,846		3,846		3,846		3,846
				3,846	(625)	3,221		3,221		3,221
Comprehensive income for the period				3,846	(625)	3,221	29,438	32,659		32,659
Non-controlling interest arising from the acquisition of Powerband (1)									2,054	2,054

Balance as of September 30, 2016	58,645,335	347,739	29,736	(16,561)	(897)	(17,458)	(128,037)	231,980	2,054	234,034

(1)	"Powerband Acquisition" refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2017
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Equity attributable to Company shareholders	Non-controlling interest
	Capital stock		Contributed Surplus								Total
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 9)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards		493	(493)						—		—
Change in excess tax benefit on outstanding share-based awards			(3,615)						(3,615)		(3,615)
Share-based compensation (Note 9)			(7,850)				(3,595)	(2)	(11,445)		(11,445)
Share-based compensation expense credited to capital on options exercised (Note 9)		495	(495)						—		—
Repurchases of common shares (Note 9)	(415,500)	(2,463)					(3,974)		(6,437)		(6,437)
Dividends on common shares (Note 9)							(24,811)		(24,811)		(24,811)
	(188,625)	(113)	(12,453)				(32,380)		(44,946)		(44,946)
Net earnings (loss)							42,905		42,905	(127)	42,778
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax expense of $128) (Note 11)					886	886			886		886
Change in cumulative translation adjustments				6,376		6,376			6,376	254	6,630
				6,376	886	7,262			7,262	254	7,516
Comprehensive income for the period				6,376	886	7,262	42,905		50,167	127	50,294
Non-controlling interest arising from investment in Capstone (1)										15	15
Capital transactions with non-controlling shareholders of Capstone (1)										153	153
Balance as of September 30, 2017	58,871,710	351,090	17,132	(13,135)	750	(12,385)	(114,080)		241,757	6,702	248,459

(1)
Refers to the purchase by the Company of shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017. Refer to Note 10 for additional information on Capstone.

(2)	Presented net of income tax benefit of $1,925 for the nine months ended September 30, 2017.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	19,272	6,250	42,778	29,438
Adjustments to net earnings
Depreciation and amortization	9,633	7,673	26,271	22,305
Income tax expense	6,631	1,222	15,518	9,843
Interest expense	2,290	1,158	4,721	3,162
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	73	3,803	(16)	4,987
Impairment of inventories	110	678	41	1,905
Share-based compensation (benefit) expense	(8,231)	2,450	(3,067)	6,586
Pension, post-retirement and other long-term employee benefits	692	700	2,075	2,110
Other adjustments for non-cash items	441	(193)	47	94
Income taxes paid, net	(3,254)	(3,573)	(6,016)	(5,737)
Contributions to defined benefit plans	(799)	(254)	(3,228)	(942)
Cash flows from operating activities before changes in working capital items	26,858	19,914	79,124	73,751
Changes in working capital items
Trade receivables	(12,859)	(2,788)	(16,265)	(11,844)
Inventories	3,607	1,373	(8,748)	(10,185)
Parts and supplies	(498)	(320)	(1,662)	(857)
Other current assets	(174)	(2,216)	1,071	(903)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	7,363	1,711	(18,900)	(9,259)
Provisions	(202)	2,449	(1,513)	2,479
	(2,763)	209	(46,017)	(30,569)
Cash flows from operating activities	24,095	20,123	33,107	43,182

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(67,274)	(41,855)	(67,258)	(41,855)
Purchases of property, plant and equipment	(28,836)	(12,498)	(71,352)	(35,802)
Restricted cash (Note 10)	71,785	—	—	—
Other investing activities	973	(165)	990	(210)
Cash flows from investing activities	(23,352)	(54,518)	(137,620)	(77,867)

FINANCING ACTIVITIES
Proceeds from borrowings	63,966	66,095	217,443	155,398
Repayment of borrowings	(38,242)	(28,735)	(79,531)	(104,324)
Interest paid	(1,955)	(1,117)	(4,554)	(3,340)
Proceeds from exercise of stock options	—	344	1,362	822
Repurchases of common shares	(6,437)	—	(6,437)	(1,697)
Dividends paid	(8,150)	(8,235)	(24,831)	(23,318)
Other financing activities	124	(161)	(514)	(161)
Cash flows from financing activities	9,306	28,191	102,938	23,380

Net increase (decrease) in cash	10,049	(6,204)	(1,575)	(11,305)
Effect of foreign exchange differences on cash	10	(1,177)	1,403	(668)
Cash, beginning of period	10,725	13,023	20,956	17,615
Cash, end of period	20,784	5,642	20,784	5,642
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	20,784	20,956
Trade receivables	116,208	90,122
Inventories	129,961	103,470
Parts and supplies	18,150	16,368
Other current assets	11,984	11,321
	297,087	242,237
Property, plant and equipment (Note 6)	306,920	233,478
Goodwill (Note 10)	41,227	30,841
Intangible assets (Note 7)	44,334	34,050
Deferred tax assets (Note 5)	29,369	36,611
Other assets	5,639	3,380
Total assets	724,576	580,597

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	84,549	98,016
Share-based compensation liabilities, current (Note 9)	6,102	2,200
Provisions, current	1,307	3,851
Borrowings, current (Note 8)	10,925	7,604
	102,883	111,671
Borrowings, non-current (Note 8)	311,307	172,221
Pension, post-retirement and other long-term employee benefits	29,874	30,832
Share-based compensation liabilities, non-current (Note 9)	2,530	296
Non-controlling interest put options (Note 11)	10,415	10,020
Deferred tax liabilities (Note 5)	14,200	9,332
Provisions, non-current	2,924	2,040
Other liabilities	1,984	1,242
	476,117	337,654
EQUITY
Capital stock (Note 9)	351,090	351,203
Contributed surplus	17,132	29,585
Deficit	(114,080)	(124,605)
Accumulated other comprehensive loss	(12,385)	(19,647)
Total equity attributable to Company shareholders	241,757	236,536
Non-controlling interests	6,702	6,407
Total equity	248,459	242,943
Total liabilities and equity	724,576	580,597
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2017
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of September 30, 2017 and December 31, 2016, as well as its consolidated earnings, comprehensive income and cash flows for the three and nine months ended September 30, 2017 and 2016 and the changes in equity for the nine months ended September 30, 2017 and 2016.
These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.
These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These Financial Statements were authorized for issuance by the Company’s Board of Directors on November 10, 2017.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to the Company’s current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the next quarter.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. Management plans to finalize its review and determine the method of adoption in the next quarter.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early adoption permitted in certain circumstances. Management is currently quantifying the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	45,913	40,064	125,608	119,396
Termination benefits	69	936	135	1,220
Share-based compensation (benefit) expense	(8,231)	2,450	(3,067)	6,586
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	711	723	2,136	2,178
Defined contributions plans	1,204	1,150	3,762	3,528
	39,666	45,323	128,574	132,908

Finance costs - Interest
Interest on borrowings	2,511	1,205	5,280	3,470
Amortization of debt issue costs on borrowings	187	108	463	324
Interest capitalized to property, plant and equipment	(408)	(155)	(1,022)	(632)
	2,290	1,158	4,721	3,162

Finance costs - Other expense, net
Foreign exchange loss (gain)	304	6	496	(164)
Other costs, net	289	264	798	754
	593	270	1,294	590

Additional information
Depreciation of property, plant and equipment	8,618	7,380	23,526	21,397
Amortization of intangible assets	1,015	293	2,745	908
Impairment of assets	109	5,158	326	9,004

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Impairment of property, plant and equipment	—	3,144	289	3,634
Impairment of intangibles	—	387	—	387
Equipment relocation	24	212	147	711
Revaluation and impairment of inventories	(2)	272	14	966
Termination benefits and other labor related (recoveries) costs	62	965	(34)	1,400
Restoration and idle facility costs	106	1,106	139	2,759
Professional fees	26	51	67	586
Insurance proceeds	—	—	—	(483)
Other costs	—	192	271	192
	216	6,329	893	10,152

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shutdown.
The charges incurred in the three and nine months ended September 30, 2017 were primarily related to the post-closure activities of the Columbia, South Carolina manufacturing facility. Included in Other costs in the table above are charges primarily related to product trials to support post-South Carolina Flood stencil production.
The charges incurred in the three and nine months ended September 30, 2016 were primarily related to asset impairment charges associated with the closure of the TaraTape Fairless Hills, Pennsylvania manufacturing facility and costs associated with the South Carolina Flood including site clean-up and environmental remediation costs, real and personal property damage, and professional fees related to the insurance claim process. Also included in manufacturing facility closures, restructuring and other related charges for the nine months ended September 30, 2016 was $0.5 million in insurance claim settlement proceeds. The Company received a total of $5.0 million in insurance claim settlement proceeds in the nine months ended September 30, 2016 related to the South Carolina Flood of which the remaining $4.5 million was recorded in cost of sales.
5 - INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company's effective tax rate fluctuates depending upon the geographic source of its earnings. The Company's effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Income tax expense	$6,631	$1,222	$15,518	$9,843
Earnings before income tax expense	$25,903	$7,472	$58,296	$39,281
Effective tax rate	25.6%	16.4%	26.6%	25.1%

The increase in the effective tax rate in the three months ended September 30, 2017 as compared to the same period in 2016 is primarily due to a change in the mix of earnings between jurisdictions. The increase in the effective tax rate in the nine months ended September 30, 2017 as compared to the same period in 2016 is primarily due to a change in the mix of earnings between jurisdictions, partially offset by the benefit recognized in the US for the domestic production activities deduction.

The following table outlines the deferred tax assets and liabilities:

	September 30, 2017	December 31, 2016
	$	$
Deferred tax assets	29,369	36,611
Deferred tax liabilities	(14,200)	(9,332)
Net deferred tax assets	15,169	27,279

The decrease in the net deferred tax assets recorded at September 30, 2017 as compared to the net deferred tax assets recorded at December 31, 2016 is primarily due to the utilization of tax credits, the decrease in the Company's share price causing a reduction in the expected future tax benefit of share-based compensation, and the deferred tax liabilities recorded through purchase accounting in connection with the Cantech Acquisition (defined later in this document).
6 - PROPERTY, PLANT AND EQUIPMENT
Capital expenditures totalled $28.8 million and $71.4 million in the three and nine months ended September 30, 2017, respectively, and $12.5 million and $35.8 million in the three and nine months ended September 30, 2016, respectively.

Capital expenditures incurred in the nine months ended September 30, 2017 were primarily to support the water-activated tape capacity expansion at the Midland, North Carolina manufacturing facility (“WAT Project”), the greenfield manufacturing facility related to Capstone and other growth initiatives and maintenance needs.
Capital expenditures incurred in the nine months ended September 30, 2016 primarily related to the WAT Project, shrink film capacity expansion at the Portugal manufacturing facility, and other growth initiatives and maintenance needs.
The following table summarizes the net book value of property, plant and equipment:

	September 30, 2017	December 31, 2016
	$	$
Land	11,563	5,521
Buildings	60,804	31,873
Manufacturing equipment	168,067	145,393
Computer equipment and software	5,773	6,183
Furniture, office equipment and other	635	601
Construction in progress	60,078	43,907
	306,920	233,478
The following table summarizes information related to commitments to purchase machinery and equipment:

	September 30, 2017	December 31, 2016
	$	$
Commitments to purchase machinery and equipment	27,390	32,375
7 - INTANGIBLE ASSETS

The following table summarizes the net book value of intangible assets:

	September 30, 2017	December 31, 2016
	$	$
Distribution rights	—	19
License agreements	87	92
Customer lists	28,135	23,910
Software	588	767
Patents/Trademarks (1)	8,002	1,707
Non-compete agreements	7,522	7,555
	44,334	34,050
(1) Includes trademarks of $7.8 million not subject to amortization.
The increase in intangible assets in the nine months ended September 30, 2017 consists primarily of additional customer lists and patents and trademarks recognized as a result of the Cantech Acquisition (defined later in this document) of approximately $11.7 million.
Refer to Note 10 for more information.

8 - BORROWINGS
On June 9, 2017, the Company amended its $300.0 million revolving credit facility with a syndicate of financial institutions (“Revolving Credit Facility”) to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility, if needed, subject to the credit agreement’s existing terms and lender approval. In securing the amendment, the Company incurred debt issue costs amounting to $0.5 million which were capitalized and are being amortized using the straight-line method over the remaining life of the Revolving Credit Facility. As of September 30, 2017, the Company had drawn a total of $309.1 million against the Revolving Credit Facility, which consisted of $302.3 million of borrowings and $6.8 million of standby letters of credit.
Borrowings are comprised of the following:

	September 30, 2017	December 31, 2016
	$	$
Revolving Credit Facility (1)	300,704	159,608
Finance lease liabilities	9,999	14,265
Forgivable government loan	4,570	3,276
Mortgage and other loans	6,959	2,676
	322,232	179,825
Less: current borrowings	10,925	7,604
	311,307	172,221

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.6 million and $1.4 million as of September 30, 2017 and December 31, 2016, respectively.

9 - CAPITAL STOCK AND EARNINGS PER SHARE
Common Shares
The Company’s common shares outstanding as of September 30, 2017 and December 31, 2016 were 58,871,710 and 59,060,335, respectively.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150

(1)	The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases
Under the Company’s normal course issuer bid (“NCIB”), it has the ability to repurchase for cancellation up to 4,000,000 of the Company’s common shares.
The following table summarizes repurchases under the NCIB:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Common shares repurchased	415,500	—	415,500	147,200
Average price per common share including commissions	CDN$19.05	—	CDN$19.05	CDN$15.77
Total purchase price including commissions	$6,437	$—	$6,437	$1,697
Carrying value of the common shares repurchased	$2,463	$—	$2,463	$862
Share repurchase premium (1)	$3,974	$—	$3,974	$835

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

The NCIB which expired on July 13, 2017 was renewed for a twelve-month period starting July 17, 2017. Under the renewed NCIB, the Company may repurchase for cancellation up to 4,000,000 common shares. As of November 10, 2017, 487,300 shares have been repurchased and cancelled under the renewed NCIB.

Earnings Per Share
The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Basic	59,171,255	58,696,647	59,153,200	58,670,099
Effect of stock options	356,568	881,393	386,083	815,073
Effect of performance share units	—	1,292,874	192,152	1,124,296
Diluted	59,527,823	60,870,914	59,731,435	60,609,468
There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the periods ended September 30, 2017 and 2016.
The effect of performance share units (“PSUs”) included in the calculation of weighted average diluted shares outstanding includes the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
PSUs which met the performance criteria (1)	—	861,916	885,879	861,916

(1)	See section entitled “Performance Share Unit Plan” for additional information.

Stock Options
The following tables summarize information related to stock options

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Stock options exercised	—	42,500	226,875	125,000
Weighted average exercise price	—	CDN$10.59	CDN$8.00	$CDN8.58
Cash proceeds	$—	$344	$1,362	$822
Stock options expired or forfeited	$—	$16,250	$—	$16,250

September 30, 2017
Stock options outstanding	834,375
Weighted average exercise price per stock option outstanding	CDN$12.29
Weighted average fair value at grant date per stock option outstanding	$3.43
Performance Share Unit Plan
On February 17, 2017, the Board of Directors approved an amendment to the PSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The fair value of the PSUs is based on the Monte Carlo valuation model at each reporting period end date multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months.
The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability. The number of PSUs earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. Based on the Company’s TSR ranking as of September 30, 2017, the number of PSUs earned if all of the outstanding awards were to be settled at September 30, 2017, would be as follows:

Grant Date	Performance
March 13, 2015	50%
May 14, 2015	50%
May 20, 2015	—%
March 21, 2016	—%
December 20, 2016	—%
March 20, 2017	—%
The following table summarizes information about PSUs during the period:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
PSUs granted	—	—	358,377	392,572
Weighted average fair value per PSU granted	$—	$—	$16.15	$13.52
PSUs forfeited/cancelled	—	25,688	6,198	28,696
PSUs settled (1)	—	—	139,200	—
Weighted average fair value per PSU settled	$—	$—	$27.74	$—
Expense (benefit) recorded in earnings in selling, general and administrative expenses (“SG&A”)	$(6,772)	$954	$(2,571)	$3,209
Cash settlements	$—	$—	$4,174	$—

(1)
On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014, which had been earned and vested in accordance with the PSU Plan. The PSU settlement occurred on June 22, 2017. The cash payment at settlement was calculated based on the number of settled PSUs held by the participant, multiplied by the volume weighted average trading price (“VWAP”) of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement (CDN$24.60). The number of PSUs earned was 150% of the grant amount based on the TSR ranking versus a specified peer group of companies as of June 11, 2017.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Nine months ended September 30,
	2017	2016
Expected life	3 years	3 years
Expected volatility(1)	34%	36%
Risk-free interest rate	1.57%	1.05%
Expected dividends(2)	—%	—%
Performance period starting price(3)	CDN$22.26	CDN$18.49
Closing stock price on TSX as of the estimation date	CDN$21.94	CDN$18.44

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

September 30, 2017
PSUs outstanding	1,105,056
Weighted average fair value per PSU outstanding	$8.41
Outstanding amounts recorded in the consolidated balance sheets in share-based compensation liabilities, current	$2,403
Outstanding amounts recorded in the consolidated balance sheets in share-based compensation liabilities, long-term	$2,530
Deferred Share Unit Plan
On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit (“DSU”) Plan to provide for only cash settlement of DSU awards. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The fair value of DSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the share price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current.

The following tables summarize information related to DSUs:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
DSUs granted	7,937	40,951	48,179	52,665
Weighted average fair value per DSU granted	$15.18	$17.47	$17.79	$16.76
Expense (benefit) recorded in earnings in SG&A(1)	$(786)	$677	$49	$821

September 30, 2017
DSUs outstanding	167,427
Weighted average fair value per DSU outstanding	$14.55
Outstanding amounts recorded in the consolidated balance sheets in share-based compensation liabilities, current (1)	$2,496

(1)	Includes effect of DSUs received in lieu of cash for directors’ fees not yet granted.

Stock Appreciation Rights
The following tables summarize information regarding stock appreciation rights (“SARs”):

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
SARs exercised	—	234,475	13,250	382,202
Base price	CDN$7.56	CDN$7.56	CDN$7.56	CDN$7.56
Expense (benefit) recorded in earnings in SG&A	$(696)	$769	$(689)	$2,215
Cash payments on exercise, including awards exercised but not yet paid	$—	$2,754	$155	$4,018

September 30, 2017
SARs outstanding	147,500
Aggregate intrinsic value of outstanding vested awards	$1,253
Outstanding amounts vested recorded in the consolidated balance sheets in share-based compensation liabilities, current	$1,203

10 - ACQUISITION AND INVESTMENT IN NEWLY-FORMED ENTERPRISE

Cantech Acquisition

On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (doing business as “Cantech”), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec for an aggregate purchase price of approximately $67 million, net of cash acquired of $4.6 million and subject to a post-closing working capital adjustment. The assets include the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, “Cantech Acquisition”).

The change in the Company’s restricted cash presented in the consolidated cash flows is primarily due to the release of cash balances held in a third-party trust account on July 1, 2017 to fund the Cantech Acquisition closing.

The purchase price was financed with funds available under the Revolving Credit Facility. The former shareholders of Cantech have in escrow $10.8 million, as of September 30, 2017, related to customary representations, warranties and covenants in the Cantech purchase agreement. The Cantech purchase agreement also contains customary indemnification provisions.

The net cash consideration paid on the closing date was as follows:

July 1, 2017
(Unaudited)
$
Consideration paid in cash	71,841
Less: cash balances acquired	(4,567)
67,274

The Cantech Acquisition was accounted for using the acquisition method of accounting. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US and Europe. The Company expects a significant portion of the goodwill to be deductible for income tax purposes. Management is still in the process of finalizing the fair value of the opening balance sheet purchase price allocation and post-closing working capital adjustment. The preliminary fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

July 1, 2017
(Unaudited)
$
Current assets
Cash	4,567
Trade receivables (1)	8,899
Inventories	15,828
Other current assets	505

Property, plant and equipment	27,275
Intangible assets	11,700
68,774
Current liabilities
Accounts payable and accrued liabilities	3,593

Deferred tax liability	2,743
Provisions	192
6,528
Fair value of net identifiable assets acquired	62,246

July 1, 2017
(Unaudited)
$
Cash consideration transferred	71,841
Less: fair value of net identifiable assets acquired	62,246
Goodwill	9,595

(1)	The gross contractual amounts receivable were $9,117. As of September 30, 2017 the Company has collected $8,847 of the outstanding trade receivables.

The Cantech Acquisition’s impact on the Company’s consolidated earnings was as follows:

	Three months ended September 30, 2017	July 1, 2017 through September 30, 2017
	$	$
Revenue	15,894	15,894
IPG Net Loss	(789)	(789)

Had the Cantech Acquisition been effective as of January 1, 2017, the impact on the Company’s consolidated earnings would have been as follows:

Nine Months Ended September 30, 2017
$
Revenue	48,126
IPG Net Earnings	467

Acquisition-related costs of $0.5 million and $1.7 million for the three and nine months ended September 30, 2017 are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A.
Investment in Newly-Formed Enterprise
On June 23, 2017, the Company, under a Share Subscription and Shareholder Agreement, purchased 3,250,000 or 99.7% of the issued and outstanding shares of Capstone, a newly-formed enterprise in India (“Capstone Investment”). The principal purpose of the Capstone Investment is to further extend the Company’s woven products business through a global supply of woven products. The Company invested $5.1 million in cash, funded primarily from the Revolving Credit Facility.
The balance sheet of Capstone subsequent to the investment was as follows:

June 23, 2017
$
Current assets
Cash	5,066
Other assets	578
5,644
Current liabilities
Accounts payable and accrued liabilities	20
Borrowings, current	559
579
5,065

June 23, 2017
$
Consideration paid for investment	5,050
Plus: remaining non-controlling interest	15
Fair value of net assets	5,065

The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (d/b/a “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds from the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company is making payments in several tranches over the same period.

Accordingly, on July 19, 2017, the non-controlling shareholders of Capstone acquired 99,000 additional shares of Capstone for a purchase price of approximately $0.2 million. On August 8, 2017, the Company acquired 3,250,000 additional shares of Capstone for a purchase price of approximately $5.1 million. As of September 30, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively. As a result of the share-purchase activity, the Company recorded a $0.2 million increase to equity attributable to non-controlling interest in the Consolidated Changes in Equity for the nine months ended September 30, 2017.

The advisory fees and other costs (recoveries) associated with establishing the newly-formed enterprise were $(0.4) million and $0.5 million for the three and nine months ended September 30, 2017, respectively, and are included in the Company’s consolidated earnings in SG&A.
11 - FINANCIAL INSTRUMENTS
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges.
The terms of the interest rate swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000	Monthly	1.197%
June 8, 2017	June 20, 2022	$40,000	Monthly	1.790%
July 21, 2017	July 18, 2022	CDN$90,000 (1)	Monthly	1.683%
August 20, 2018	August 18, 2023	$60,000	Monthly	2.045%

(1)	The notional amount will decrease by CDN$18.0 million on the 18th of July of each year until settlement.
As of September 30, 2017, the carrying amount and fair value of the interest rate swap agreements was an asset included in other assets in the consolidated balance sheet, amounting to $0.8 million. As of December 31, 2016, the carrying amount and fair value was a liability included in other liabilities in the consolidated balance sheet amounting to $0.2 million.
The following table summarizes information regarding the change in fair value of the interest rate swap agreements:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Increase (decrease) in fair value of the derivatives used for calculating hedge effectiveness	$574	$625	$1,014	$(1,009)
Classification and Fair Value of Financial Instruments
The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value.

The Company categorizes long-term borrowings and interest rate swaps as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

The Company categorizes its non-controlling interest put options in Powerband as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options in Powerband by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation is made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believes to be commensurate with the risks inherent in the ownership interest. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could result in a higher or lower fair value measurement. On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on the non-controlling shares had been triggered to purchase the 26% shareholding interest currently held by the non-controlling shareholders in Powerband. The term sheet essentially reaffirmed the process to conduct a third-party valuation of the 26% shareholding interest in Powerband, which the Company is currently conducting. The valuation has not yet been completed as of the Financial Statement date of authorization. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows; therefore, the updated valuation could result in a higher or lower fair value measurement. As of November 10, 2017, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.
The reconciliation of the carrying amount of the non-controlling interest put options resulting from the Powerband Acquisition classified within Level 3 is as follows:

Level 3
$
Balance as of December 31, 2016	10,020
Net foreign exchange differences	395
Balance as of September 30, 2017	10,415

12 - POST REPORTING EVENTS
Non-Adjusting Events

•
On November 10, 2017, the Company declared a quarterly cash dividend of $0.14 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017. The estimated amount of this dividend payment is $8.2 million based on 58,799,910 of the Company’s common shares issued and outstanding as of November 10, 2017.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of November, 2017

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2017.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of November, 2017

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer